Exhibit 99.5

If you are planning to attend the Annual General Meeting, please tick the following box:>123-0Resolutions (*Special Resolutions)FORM OF PROXYBiodexa Pharmaceuticals PLC(a company incorporated in England and Wales under the Companies Act 2006 with company number 09216368)I?We _________________________________________________ being (a) member(s) of the Company and entitled to vote at the AnnualGeneral Meeting, hereby appoint(Please only complete if appointing someone other than the Chairman of the Meeting)or failing him?her, the Chairman of the meeting as my?our proxy, to attend, speak and vote for me?us and on my?our behalf atthe Annual General Meeting of the Company, to be held on 17 June 2026 at 1Caspian Point, Caspian Way, Cardi?, CF10 4DQ at 11:00 a.m. and at any adjournment thereof.Leave blank to authorise your proxy to act in relation to your full entitlement or enter the number of shares in relation to which your proxy is authorised to vote:DDMMYYMark this box with an "X" if you are appointing more than one proxy:Date:Signed:1To receive the Company?s Report and Accounts for the year ended 31 December 20252To approve the directors? remuneration report3To re-elect Ann Merchant as a Director of the Company4To re-elect Simon Turton as a Director of the Company5To re-elect Sijmen de Vries as a Director of the Company6To elect Fiona Powell (née Sharp) as a Director of the Company7To re-appoint PKF Littlejohn LLP as auditor of the Company and to authorise the Directors to determine the auditor?s remuneration8To approve the proposed Share Capital Reorganisation9To authorise the Directors to allot shares in the Company10*To disapply statutory pre-emption rights11*To approve and adopt new articles of association of the Company1As a shareholder of the Company you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote at the Annual General Meeting.2The appointment of a proxy does not preclude you from attending and voting in person. If you appoint a proxy and attend the meeting in person, yourproxy appointment will be automatically terminated.3A proxy does not have to be a shareholder of the Company but must attend the meeting to representyou. To appoint as your proxy a person other thanthe Chairman of the meeting, strike out the words"Chairman of the Meeting" and add the name of the proxy you wish to appoint and initial the alteration. The proxy need not be a shareholder. You may appoint more than one proxy, provided each proxy is appointed to exercise rights attached to di?erent shares. You may not appoint more than one proxy to exercise rights attached toany one share. To appoint more than one proxy please contact the Company'sregistrars, Neville Registrars Limited, Neville House, Steelpark Road, Halesowen B62 8HD.4Please indicate with an "X" in the relevant box marked "For" or "Against" how you wish the proxy to vote. If you wish to abstain from voting, you should indicate by inserting an "X" in the "withheld" box. A vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes for or against a resolution.5If you do not give any speci?c instructions, your proxy may vote or abstain at his?her discretion on the speci?ed resolutions and, unless instructed otherwise, he?she mayalso vote or abstain from voting as he?she thinks?t on any other business (including a motion to adjourn the meeting or amend a resolution) which may properly come before the meeting.6In the case of a shareholder which is a corporation this form must be completed under its common seal or under the hand ofa duly authorised o?cer or attorney.7In the case of joint holders the vote of the ?rst-named holder on the Register of Members (whether voting in person or byproxy) will be accepted to the exclusion of the votes of the other joint holders.8To be valid, this form and the power of attorney or other authority (if any) under which it is signed, or a notarially certi?ed copy of such powermust reach the Company'sRegistrars, Neville Registrars Limited, Neville House, Steelpark Road, Halesowen B62 8HD, not less than 48 hours (excluding non-working days) before the time appointed for holding the Annual General Meeting or any adjournment as the case may be.9CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. To be valid, the appropriate CREST message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must be transmitted so as to be received by our agent Neville Registrars Limited (CREST ID: 7RA11) by 11:00 a.m. (UK time) on 15 June 2026. See the notes to the Notice of Meeting for further information on proxy appointmentthrough CREST.10Any alteration of this form must be initialed.NOTES TO THE FORM OF PROXYPlease complete and return this Form of Proxy to the Registrar at the address shown overleaf. If you wish to use an envelope, please address it to Neville Registrars Limited at the address shown overleaf and pay the appropriate postage charge. If it is posted outside the United Kingdom, please return it in an envelope using the address shown overleaf and pay the appropriate postage charge.

Business Reply PlusLicence NumberRTZE-YRRG-ETSKNeville Registrars LimitedNeville HouseSteelpark RoadHalesowenB62 8HDBiodexa Pharmaceuticals PLCAttendance CardThe Annual General Meeting will start at 11:00 a.m. and is being held on 17 June 2026 at 1 Caspian Point, Caspian Way, Cardi?, CF10 4DQ.If you plan to attend the Annual General Meeting, please bring this card with you to ensure you gain entry as quickly as possible.Please present this card at the registration desk. It will be used to show that you have the right to attend, speak and vote at the Annual General Meeting.NameAddress 1Address 2Address 3Address 4Address 5Address 6